October 10, 2019

Octavio de Lazari Junior
Chief Executive Officer
Bank Bradesco
Cidade de Deus S/N
Vila Yara, 06029-900
Osasco - SP, Brazil

       Re: Bank Bradesco
           Form 20-F for the Fiscal Year Ended December 31, 2018
           Filed April 30, 2019
           File No. 001-15250

Dear Mr. Lazari Junior:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance